September 1, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Jennifer Thompson

Re:	Mattress Firm Holding Corp.
Form 10-K for the Fiscal Year Ended February 3, 2015
Filed April 3, 2015
File No. 1-35354

Ladies and Gentlemen:

On behalf of Mattress Firm Holding Corp. (the “Company”), I hereby submit the Company’s response to the additional comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to Mr. Alex Weiss dated August 20, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended February 3, 2015, filed with the Commission via the Commission’s EDGAR system on April 3, 2015 (the “Form 10-K”).

For your convenience, our responses below are preceded by the text of the Staff’s comments.

Form 10-K for the Fiscal Year Ended February 3, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.              We note in the prepared remarks from your first quarter 2015 earnings transcript that over the next year you will continue to focus on rationalizing your nine brick-and-mortar retail brands down to three. We also note in the prepared remarks from your fourth quarter 2014 year-end earnings transcript that you plan to create efficiencies and consolidate your operations through the rationalizing. Please explain to us in detail what you mean when you mention consolidating operations. Please also tell us if the consolidation of operations through your rationalization plan will result in significant store closures. We may have further comments after reviewing your response.

Response:

During Fiscal 2014, the Company completed nine acquisitions which added multiple brands to its portfolio in overlapping territories.  While these brands all sold mattresses in a manner similar to what occurs at our core Mattress Firm locations, they each maintained a separate nameplate, advertising campaign and merchandising platform.  The consolidation of operations referenced in the fourth quarter 2014 year-end earnings transcript was meant to simply refer to the Company’s planned consolidation of brands as is typical during the majority of our prior acquisitions and the resulting impact on operations.  While management believes that store count and market penetration levels may be appropriate in many markets, the Company has recognized that it is operationally inefficient to maintain and support multiple brands across the country.  Therefore, the Company will consolidate its operations under three brands each with their own nameplate targeted at the three primary categories of like-minded consumers:  value-focused, service-focused and convenience-focused.  The store operations will remain functionally the same across the brands, but the Company believes there is value, both internally and to consumers, in reducing the number of brands currently utilized by the Company and increasing focus on the selected brands.

United States Securities and Exchange Commission

Division of Corporation Finance

September 1, 2015

Acquisitions by the Company have historically led to reduction in headcount (primarily back-office related) and some store closures in an effort to optimize the new portfolio of locations.  The actual consolidation of operations under these three brands, however, is not expected to have a direct impact on headcount nor increase the historical level of store closures.  A key component in most acquisitions is the ability to acquire leases that are in premium locations, which drives the business decision to move forward and the determination of purchase price, therefore impairment is not common.  Additionally, these store locations, following the first anniversary of the acquisition date, become subject to our normal evaluation of impairments, which involves a detailed analysis, by store, on at least a semi-annual basis.  Most store locations, whether newly acquired or existing, will remain open and in operation, but will undergo signage, product, layout and design changes as locations are converted to one of the three selected brands.  The Company intends to develop each of the three brands with recognizable design formats and other attributes that will resonate with consumers and strengthen brand awareness.  Furthermore, this consolidation is also expected to increase operating efficiencies, particularly with regards to marketing, merchandising and training, and allow the Company, through its specific brands, to connect more meaningfully with local communities.  Affected departments, such as marketing, will be able to consolidate and focus efforts on three brands rather than attempting to provide a high-level of service to multiple brands.

The conversion of stores to three primary brands will not only consolidate the number of brands, but will also consolidate the operational efforts of the organization to maximize quality and efficiency.  As a result, management did not view this decision as a simple re-branding, but rather, to the Company, this will be a “consolidation of operations.”

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have questions regarding the foregoing, please contact me at 713-328-3369.

Sincerely,

/s/ Alex Weiss
Alex Weiss
Chief Financial Officer